Exhibit 99.2

TAX MATTERS AGREEMENT

BETWEEN

VERINT SYSTEMS INC.

AND

COGNYTE SOFTWARE LTD.

DATED AS OF FEBRUARY 1, 2021

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) dated as of February 1, 2021, is between Verint Systems Inc., a Delaware corporation (“VSI”), and Cognyte Software Ltd., an Israeli company limited by shares (“SpinCo”).

RECITALS

A.    SpinCo and VSI are parties to that certain Separation and Distribution Agreement dated as of February 1, 2021 (the “Separation and Distribution Agreement”).

B.    The Board of Directors of VSI has determined that it would be appropriate and desirable to completely separate the SpinCo Business from VSI;

C.    As of the date hereof, VSI is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Code that has elected to file consolidated U.S. Federal income tax returns (“VSI Consolidated Group”);

D.    SpinCo is a wholly owned subsidiary of VSI;

E.    Pursuant to the Separation and Distribution Agreement, VSI and SpinCo have agreed to separate the SpinCo Business from VSI by means of the Separation and Distribution and, in connection with the Separation and Distribution, Cognyte Systems Ltd., an Israeli company limited by shares, will become a wholly-owned subsidiary of SpinCo and Cognyte Systems Ltd. will become the 1%, general partner in Cognyte Software LP, a Delaware limited partnership, with SpinCo as the 99% limited partner, and Cognyte Technology Israel Ltd. will become a wholly-owned subsidiary of Cognyte Software LP;

F.    VSI and SpinCo intend that (i) the Separation and Distribution qualify for non-recognition of gain or loss under Sections 361 and 355 of the Code, to VSI and VSI’s stockholders, and (ii) the transactions described in the Separation and Distribution Agreement generally qualify for non-recognition of gain or loss or tax exemption under Israeli Tax Ordinance or the ITA Private Letter Ruling ((i) and (ii), collectively, “Tax-Free Status”);

G.    The Parties desire to provide for and agree upon the allocation between the Parties of liabilities for Taxes arising prior to, as a result of, and subsequent to the Distribution and Separation, and to provide for and agree upon other matters relating to Taxes.

In consideration of the forgoing and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I.

DEFINED TERMS.

1.1    General. Unless otherwise defined herein, each capitalized term will have the meaning specified for such term in the Separation and Distribution Agreement. As used in this Agreement:

“Adjustment Request” means any claim or request filed with any Tax Authority for the adjustment, refund, or credit of Taxes, including (i) any adjustment pursuant to an amended Tax Return and (ii) any claim for a refund or credit of Taxes.

“Affiliate” means any entity that is directly or indirectly “controlled” by either the person in question or an Affiliate of such person. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise. The term Affiliate shall refer to Affiliates of a person as determined at the relevant time for the determination, provided that, for the period from and after the Separation Completion Time no member of the VSI Group shall be deemed an Affiliate of the SpinCo Group and no member of the SpinCo Group shall be deemed an Affiliate of the VSI Group.

“Agreement” has the meaning set forth in the Preamble.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Controlling Party” has the meaning set forth in Section 9.2(f).

“Distribution Date” means the date on which the Distribution occurs.

“Federal Income Tax” means any Tax imposed by Subtitle A of the Code, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing (without regard to any offsetting Tax Attributes).

“Federal Other Tax” means any Tax (other than Federal Income Taxes) imposed by the Code, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Section 355(d) and (e) of the Code.

“Filing Party” has the meaning set forth in Section 3.1.

“Final Determination” means the final resolution of liability for any Income Tax or Other Tax for any Tax Period by or as a result of (i) a final and unappealable decision, judgment, decree or other order of a court of competent jurisdiction; (ii) a final settlement, compromise or other agreement with the relevant Tax Authority, an agreement that constitutes a determination under Section 1313(a)(2) or (4) of the Code, an agreement contained in an IRS Form 870 or 870-AD or comparable form, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under State, local or Foreign law, provided, however, that any agreement pursuant to Section 1313(a)(2) or (4) of the Code, only to the extent entered into with the consent of both Companies (such consent not to be unreasonably withheld, conditioned or delayed); (iii) any allowance of a refund or credit in respect of an overpayment of Income Tax or Other Tax, but only after the expiration of all Tax Periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Income Tax or Other Tax; (iv) the expiration of the applicable statute of limitations; or (v) payment of such Tax, if assessed by a Tax Authority, pursuant to an agreement in writing by, as relevant, VSI and SpinCo (or any of their Affiliates) to accept such assessment.

“Foreign” means any jurisdiction other than the United States or any State or subdivision thereof.

“Foreign Income Tax” means any Tax imposed by any Foreign country or any possession of the United States, or by any political subdivision of any Foreign country or United States possession, that is an income tax as defined in Treasury Regulation Section 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing (without regard to any offsetting Tax Attributes).

“Foreign Other Tax” means any Tax imposed by any Foreign country or any possession of the United States, or by any political subdivision of any Foreign country or United States possession (other than any Foreign Income Taxes), and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Foreign Tax” means any Foreign Income Tax and/or Foreign Other Tax.

“Group” means the VSI Group or the SpinCo Group, or both, as the context requires.

“Income Tax” means any Federal Income Tax, State Income Tax and/or Foreign Income Tax.

“Income Tax Return” means any Tax Return with respect to any Income Tax.

“IRS” means the United States Internal Revenue Service.

“IRS Private Letter Ruling” means the private letter ruling issued to VSI by the IRS, dated November 23, 2020.

“ITA” means the Israel Tax Authority.

“ITA Private Letter Ruling” means the private letter ruling issued to Verint Systems Ltd. by the ITA, dated December 31, 2020.

“Non-Controlling Party” has the meaning set forth in Section 9.2(f).

“Non-Responsible Party” means, with respect to any Tax Return, the Party that is not the Responsible Party.

“Other Tax” means any Federal Other Tax, State Other Tax, and/or Foreign Other Tax.

“Past Practices” has the meaning set forth in Section 3.2(a).

“Payment Date” means (i) with respect to any Tax Return for U.S. federal income tax purposes, the due date for any required installment of estimated Taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the Return determined under Section 6072 of the Code, and the date the Return is filed; and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Post-Separation Completion Period” means any Tax Period beginning after the Separation Completion Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Separation Completion Date.

“Pre-Separation Completion Period” means any Tax Period ending on or before the Separation Completion Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Separation Completion Date.

“Prime Rate” means the base rate on corporate loans charged by JPMorgan Chase Bank, N. A. from time to time, compounded daily on the basis of a year of 365 or 366 (as applicable) days and actual days elapsed.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, to enter into a transaction or series of transactions), whether such transaction is supported by SpinCo or VSI, as applicable, management or shareholders, is a hostile or unsolicited acquisition, or otherwise, as a result of which VSI or SpinCo would merge, join or consolidate with any other Person or as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, from VSI or SpinCo and/or one or more holders of outstanding shares of VSI Capital Stock or SpinCo Capital Stock, as applicable and including through a stock offering or other issuance, a number of shares of VSI Capital Stock or SpinCo Capital Stock that would, when combined with any other changes in ownership of VSI Capital Stock or SpinCo Capital Stock pertinent for purposes of Section 355(e) of the Code, equal or exceed the Fifty-Percent or Greater Interest in relation to (A) the value of all outstanding shares of VSI Capital Stock or SpinCo Capital Stock as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (B) the total combined voting power of all outstanding shares of VSI Capital Stock or SpinCo Capital Stock as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by VSI or SpinCo of a shareholder rights plan that meets the requirements of Revenue Ruling 90-11, (ii) issuances of stock by VSI or SpinCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d) or (iii) transfers of stock on an established securities market that are described in Safe Harbor VII of Treasury Regulation Section 1.355-7(d). For this purpose, any recapitalization, repurchase or redemption of VSI Common Stock or other VSI Capital Stock or SpinCo Common Stock or other SpinCo Capital Stock (as the case may be) and any amendment to the certificate of incorporation (or other organizational documents) of VSI or SpinCo (as the case may be) shall be treated as an indirect acquisition of such stock by any shareholder to the extent such shareholder’s percentage interest, in interests that are treated as outstanding equity in VSI or SpinCo (as the case may be) for U.S. federal income tax purposes, increases by vote or value. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Remaining Business” means any business conducted by VSI and its Affiliates prior to the Distribution other than the SpinCo Business, and all business conducted by VSI and its Affiliates after the Separation.

“Responsible Party” means, with respect to any Tax Return, the person having the primary responsibility for preparing such Tax Return under this Agreement.

“Restricted Actions” means, with respect to SpinCo, the actions listed in Sections 6.2(a), (b) and (c) and, with respect to VSI, the actions listed in Sections 6.3(a), (b) and (c).

“Restriction Period” has the meaning set forth in Section 6.2(b).

“Ruling” means a private letter ruling issued by the IRS or the ITA to VSI, SpinCo, or any of their Affiliates to the effect that a transaction will not affect the Tax-Free Status.

“Ruling Request” means any letter filed by VSI, SpinCo, or any of their Affiliates with the IRS or the ITA requesting a Ruling (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request letter.

“Separate Return” means a VSI Separate Return or a SpinCo Separate Return, or both, as the context requires.

“Separation Completion Date” means the date on which the Separation Completion Time occurs.

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Active Trade or Business” means the active conduct (within the meaning of Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by VSI and its “separate affiliated group” (within the meaning of in Section 355(b)(3)(B) of the Code) of the SpinCo Business as conducted immediately prior to the Separation.

“SpinCo Adjustment” means any proposed adjustment by a Tax Authority or claim for refund or credit asserted in a Tax Contest to the extent that, under this Agreement, SpinCo would be exclusively liable for any resulting Tax or exclusively entitled to receive any resulting Tax Benefit.

“SpinCo Capital Stock” means all classes or series of stock of SpinCo, including (i) the SpinCo Common Stock, (ii) all options, warrants and other rights to acquire such stock and (iii) all instruments properly treated as stock in SpinCo for U.S. federal income tax purposes.

“SpinCo Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax Attribute of any member of the SpinCo Group which may or must be carried from one Tax Period to a prior Tax Period under the Code or other applicable Tax Law.

“SpinCo Common Stock” means the single class of authorized and outstanding common stock of SpinCo immediately after the Distribution.

“SpinCo Foreign Combined Income Tax Return” means a consolidated, combined, unitary or other similar Tax Return for Foreign Income Taxes or any Tax Return for Foreign Income Taxes with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unity, in each case, that exclusively includes, by election or otherwise, two or more members of the SpinCo Group.

“SpinCo Group” means (a) prior to the Separation Completion Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the Separation Completion Time, including the Transferred Entities, even if, prior to the Separation Completion Time, such Person is not a Subsidiary of SpinCo; and (b) at and after the Separation Completion Time, SpinCo and each Person that is a Subsidiary of SpinCo.

“SpinCo Group Return” means any Income Tax Return exclusively of SpinCo and/or any member of the SpinCo Group.

“SpinCo Listed Action” has the meaning set forth in Section 6.5(b).

“SpinCo Separate Return” means any Return of SpinCo or any member of the SpinCo Group that is not a SpinCo State Combined Income Tax Return or SpinCo Foreign Combined Income Tax Return.

“SpinCo State Combined Income Tax Return” means a consolidated, combined, unitary or other similar Tax Return for State Income Taxes that exclusively includes, by election or otherwise, two or more members of the SpinCo Group.

“State” means any of the 48 contiguous states of the United States, plus Alaska, Hawaii and the District of Columbia.

“State Income Tax” means any Tax imposed by any State of the United States or by any political subdivision of any such State which is based upon, measured by, or calculated with respect to: (i) net income or profits or net receipts, however denominated (including any capital gains, minimum Tax, or any Tax on items of Tax preference, but not including sales, use, real or personal property, value added, escheat, excise (other than excise taxes based on or measure by net income, receipts, or earnings), goods and services, customs or transfer or similar Taxes) or (ii) multiple bases (including franchise, doing business and occupation Taxes) if one or more bases upon which such Tax may be based, measured by, or calculated with respect to, is described in clause (i), together, in each case, with any interest, penalties, additions to tax or additional amounts in respect of the foregoing (in each case, without regard to any offsetting Tax Attributes).

“State Other Tax” means any Tax imposed by any State of the United States or by any political subdivision of any such State (other than any State Income Taxes), including, for the avoidance of doubt, sales, use, real or personal property, value added, escheat, excise, goods and services, customs, or transfer or similar Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“State Tax” means any State Income Taxes and/or State Other Taxes.

“Straddle Period” means any Tax Period that begins on or before and ends after the Separation Completion Date.

“Tax” or “Taxes” means (i) any income, capital gain or loss, franchise, profits, minimum, base erosion, gross receipts, estimated, ad valorem, net worth, transfer, value added, sales, use, real or personal property, payroll, withholding, employment, social security, excise, stamp, registration, alternative, add-on minimum, unclaimed property, escheat or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) payable to any Tax Authority or other Governmental Authority and (ii) any interest, fines, penalties or additions imposed with respect thereto.

“Tax Adjustment” means an adjustment of any item of income, gain, loss, deduction, credit or other Tax Attribute.

“Tax Advisor” means an independent tax counsel or an accounting firm of recognized national standing in the United States or other applicable jurisdiction that imposes the Tax in respect of which advice is rendered or an opinion is delivered, provided that, for the avoidance of doubt, if acceptable to the Parties, the Tax Advisor for a matter can be the auditor of any of the Parties.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused Foreign tax credit, Section 163(j) carryforward, excess charitable contribution, general business credit, alternative minimum tax credit or any other Tax Item that could reduce a Tax (including, for the avoidance of doubt, additions to the basis of property), in each case, including (x) the equivalent thereof under any non-U.S. Tax Laws and (y) any such items computed on a consolidated, combined, or unitary basis.

“Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the administration, assessment, or collection of such Tax for such Governmental Authority.

“Tax Benefit” means any refund, credit, or other reduction in Taxes.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” has the meaning set forth in the Recitals.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means any law, statute, code, regulation, rule, ordinance, policy, guideline, decision, decree, order, ruling or other requirement of any Governmental Authority relating to any Tax.

“Tax Materials” means representation letters and any other materials delivered or deliverable by VSI, SpinCo, or any other member of their respective Group in connection with obtaining the IRS Private Letter Ruling, the ITA Private Letter Ruling and the rendering by Jones Day of the Tax Opinion.

“Tax Matters Dispute” has the meaning set forth in Section 13.1.

“Tax Opinion” means the opinion of Jones Day, deliverable to VSI relating to the Tax-Free Status of the Distribution.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any Tax Returns, Tax Return workpapers, documentation relating to any Tax Contests, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax-Related Losses” means (i) all U.S. federal, state and local and Foreign Taxes imposed (without regard to any offsetting Tax Attributes) on VSI (or any its Affiliates) or SpinCo (or any its Affiliates), as applicable, pursuant to any settlement, Final

Determination, judgment or otherwise; (ii) all accounting, legal and other professional fees, and court costs incurred by VSI or SpinCo in connection with such Taxes; and (iii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by VSI (or any VSI Affiliate) or SpinCo (or any SpinCo Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Tax Authority, in each case of clause (i), (ii), or (iii), resulting from the failure of the Distribution and Separation to qualify (in whole or in part) for Tax-Free Status.

“Tax-Related Loss Contribution” has the meaning set forth in Section 6.4(c).

“Tax Return” or “Return” means any return or report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar return, report, statement, declaration, or document required to be filed under the Code or other Tax Law, including any attachments, schedules, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Tax Return Objection Notice” has the meaning set forth in Section 3.5.

“Transfer Taxes” means all sales, use, transfer, recordation, documentary, stamp, value added or similar Other Taxes.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unapproved VSI Action” means any act or failure to act by VSI or any VSI Affiliate that was undertaken, approved, or authorized without the approval of a majority of the VSI Directors.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, which Tax Advisor is acceptable to VSI, on which VSI may rely to the effect that a transaction will not (a) affect the Tax-Free Status of the Separation or Distribution, (b) violate any representation or requirement, or otherwise adversely affect any conclusion, set forth in the Tax Opinion, the IRS Private Letter Ruling or the ITA Private Letter Ruling, provided that any such Tax opinion obtained in connection with a proposed acquisition of SpinCo Capital Stock shall not qualify as an Unqualified Tax Opinion unless such Tax opinion also concludes that such proposed acquisition will not be treated as “part of a plan (or series of related transactions)”, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes the Distribution. Any such opinion must assume that the Separation and Distribution would have qualified for Tax-Free Status if the transaction in question did not occur.

“VSI” has the meaning set forth in the first sentence of this Agreement.

“VSI Active Trade or Business” means the active conduct (within the meaning of Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by VSI and its “separate affiliated group” (within the meaning of Section 355(b)(3)(B) of the Code) of the Remaining Business as conducted immediately prior to the Distribution and Separation.

“VSI Adjustment” means any proposed adjustment by a Tax Authority or claim for refund or credit asserted in a Tax Contest to the extent that, under this Agreement, VSI would be exclusively liable for any resulting Tax or exclusively entitled to receive any resulting Tax Benefit.

“VSI Consolidated Group” has the meaning set forth in the Recitals.

“VSI Capital Stock” means all classes or series of stock of VSI, including (i) the VSI Common Stock, (ii) all options, warrants and other rights to acquire such stock and (iii) all instruments properly treated as stock in VSI for U.S. federal income tax purposes.

“VSI Common Stock” means the single class of common stock of VSI authorized and outstanding on the Distribution Date.

“VSI Director” means any member of the Board of Directors of VSI.

“VSI Federal Consolidated Income Tax Return” means any consolidated Tax Return for Federal Income Taxes for the VSI Consolidated Group.

“VSI Foreign Combined Income Tax Return” means a consolidated, combined, unitary or other similar Tax Return for Foreign Income Taxes or any Tax Return for Foreign Income Taxes with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unity, in each case, that includes, by election or otherwise, at least one member of the VSI Group.

“VSI Group” means VSI and each Person that is a Subsidiary of VSI (other than SpinCo and any other member of the SpinCo Group).

“VSI Group Return” means any VSI Federal Consolidated Income Tax Return, VSI Foreign Combined Income Tax Return, or VSI State Combined Income Tax Return.

“VSI Listed Action” has the meaning set forth in Section 6.5(a).

“VSI Separate Return” means any Return of VSI or any member of the VSI Group that is not a VSI Group Return.

“VSI State Combined Income Tax Return” means a consolidated, combined, unitary or other similar Tax Return for State Income Taxes that includes, by election or otherwise, at least one member of the VSI Group.

(a)    (b) Interpretation. For purposes of this Agreement: (i) VSI and SpinCo are sometimes collectively referred to herein as the “Companies” or the “Parties” and, as the context requires, individually referred to herein as the “Company” or a “Party”; (ii) words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (iii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns; (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (v) except as otherwise provided (e. g. , with respect to references to the Code), all references herein to a “Section” or “Sections” shall be construed to refer to Sections of this Agreement; (vi) the headings and captions for this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement; and (vii) if any period referred to herein expires on a day which is not a Business Day, or any event or condition is required by the terms of this Agreement to occur or be fulfilled (including the making of any payment required hereunder) on a day which is not a Business Day, such period shall expire on or such event or condition shall not be required to occur or be fulfilled until, as the case may be, the next succeeding Business Day.

ARTICLE II.

ALLOCATION OF AND INDEMNIFICATION FOR TAX LIABILITIES.

2.1    General Rule. The allocation of liability for Taxes under this Section 2 shall be applicable to (i) any adjustment to an item of income, gain, deduction, loss, or credit that has been reported on a Tax Return as of the Separation Completion Time which is attributable to a Pre-Separation Completion Period, (ii) any Taxes (without regard to any offsetting Tax Attributes) attributable to a Pre-Separation Completion Period which have not been reported on a Tax Return as of the Separation Completion Time, and (iii) all Taxes (without regard to any offsetting Tax Attributes) attributable to a Post-Separation Completion Period.

(a)    VSI Liability. VSI (and its Affiliates) shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any and all liability for Taxes that are allocated to VSI under this Section 2 (including any increase in such Taxes as a result of a Final Determination, whether or not reported on a Tax Return).

(b)    SpinCo Liability. SpinCo (and its Affiliates) shall be liable for, and shall indemnify and hold harmless VSI (or any Affiliate of VSI, as applicable) from and against any and all liability for Taxes that are allocated to SpinCo under this Section 2 (including any increase in such Taxes as a result of a Final Determination).

(c)    Apportionment. For purposes of this Agreement, any Taxes attributable to a Straddle Period shall be apportioned between the portion of such period up to and including the Separation Completion Date and the portion of such period that begins after the Separation Completion Date based, (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, on a per diem basis and, (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended as of the close of business on the Separation Completion Date. For purposes of this Section 2.1(c), any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period in the same manner as that set forth in clause (i) of this Section 2.1(c).

2.2    Allocation of United States Federal Income Taxes and Federal Other Taxes. Except as provided in Section 2.6, Federal Income Taxes and Federal Other Taxes shall be allocated as follows:

(a)    Allocation of Income Taxes Relating to Federal Consolidated Income Tax Returns. VSI (and its Affiliates) shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any VSI Federal Consolidated Income Tax Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business. SpinCo (and its Affiliates) shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any VSI Federal Consolidated Income Tax Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business.

(b)    Allocation of Income Taxes Relating to Federal Separate Income Tax Returns. VSI (and its Affiliates) shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business, and (ii) SpinCo Separate Return to the extent such Taxes are related to, or arise in connection with, the Remaining Business. SpinCo (and its Affiliates) shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Separate Return, except to the extent such Taxes are related to, or arise in connection with, the Remaining Business.

(c)    Allocation of Federal Other Taxes. With respect to any Federal Other Taxes, VSI (and its Affiliates) shall be responsible for any and all such Taxes, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business, and SpinCo (and its Affiliates) shall be responsible for any and all such Taxes to the extent such Taxes are related to, or arise in connection with, the SpinCo Business.

2.3    Allocation of State Income and State Other Taxes. Except as provided in Section 2.6, State Income Tax and State Other Tax shall be allocated as follows:

(a)    Allocation of State Income Taxes Relating to State Combined Income Tax Returns. VSI (and its Affiliates) shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any (i) VSI State Combined Income Tax Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo State Combined Income Tax Return to the extent such Taxes are related to, or arise in connection with, the Remaining Business. SpinCo (and its Affiliates) shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any (i) SpinCo State Combined Income Tax Return, except to the extent such Taxes are related to, or arise in connection with, the Remaining Business and (ii) VSI State Combined Income Tax Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business.

(b)    Allocation of State Income Taxes Relating to Separate Returns. VSI (and its Affiliates) shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Separate Return to the extent such Taxes are related to, or arise in connection with, the Remaining Business. SpinCo (and its Affiliates) shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Separate Return, except to the extent such Taxes are related to, or arise in connection with, the Remaining Business.

(c)    Allocation of State Other Taxes. With respect to any State Other Taxes, VSI (and its Affiliates) shall be responsible for any and all such Taxes, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business, and SpinCo (and its Affiliates) shall be responsible for any and all such Taxes to the extent such Taxes are related to, or arise in connection with, the SpinCo Business.

2.4    Allocation of Foreign Taxes. Except as provided in Section 2.6, Foreign Income Tax and Foreign Other Tax shall be allocated as follows:

(a)    Allocation of Foreign Income Taxes Relating to Foreign Combined Income Tax Returns. VSI (and its Affiliates) shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any (i) VSI Foreign Combined Income Tax Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Foreign Combined Income Tax Return to the extent such Taxes are related to, or arise in connection with, the Remaining Business. SpinCo (and its Affiliates) shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any (i) VSI Foreign Combined Income Tax Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Foreign Combined Income Tax Return, except to the extent such Taxes are related to, or arise in connection with, the Remaining Business.

(b)    Allocation of Foreign Income Taxes Relating to Separate Returns. VSI (and its Affiliates) shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Separate Return to the extent such Taxes are related to, or arise in connection with, the Remaining Business. SpinCo (and its Affiliates) shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any (i) VSI Separate Return to the extent such Taxes are related to, or arise in connection with, the SpinCo Business and (ii) SpinCo Separate Return, except to the extent such Taxes are related to, or arise in connection with, the Remaining Business.

(c)    Allocation of Foreign Other Taxes. With respect to any Foreign Other Taxes, VSI (and its Affiliates) shall be responsible for any and all such Taxes, except to the extent such Taxes are related to, or arise in connection with, the SpinCo Business, and SpinCo (and its Affiliates) shall be responsible for any and all such Taxes to the extent such Taxes are related to, or arise in connection with, the SpinCo Business.

2.5    Allocation of Certain Specified Taxes. SpinCo (or its relevant Affiliate) shall be responsible for all Taxes specified in Schedule 2.5.

2.6    Interpretation.

(a)    Allocation of Taxes. For purposes of allocating any Taxes under this Section 2, except as provided in Section 2.6(b), “related to, or arise in connection with, the SpinCo Business” or “related to, or arise in connection with, the Remaining Business” means (i) all Taxes properly allocable to an entity engaged solely in the SpinCo Business or the Remaining Business, as applicable, during the taxable period at issue, (ii) in the case of an entity engaged in both the SpinCo Business and Remaining Business during the taxable period at issue, all Taxes properly allocable to the SpinCo Business (or the Remaining Business, as applicable) to the extent distinguishable with reasonable accuracy, or (iii) to the extent not so distinguishable, the portion of Taxes properly allocable to the entity equal to the ratio of revenue of such entity attributable to the SpinCo Business (or the Remaining Business, as applicable) over the total revenue of such entity during the taxable period at issue, provided that, in the case of VSI, such ratio shall be the ratio of revenue of the VSI Consolidated Group attributable to the SpinCo Business (or the Remaining Business, as applicable) over the total revenue of the VSI Consolidated Group during the taxable period at issue.

(b)    Subpart F Income and GILTI. For purposes of allocating under this Section 2 any Income Taxes resulting from any inclusion in income (an “Inclusion”) of Subpart F or global intangible low-taxed income of a controlled foreign corporation (a “CFC”) under section 951 or 951A of the Code, or any similar state, local or Foreign law (“Subpart F Income”), “related to, or arise in connection with, the SpinCo Business” or “related to, or arise in connection with, the Remaining Business” means (i) all Income Taxes attributable to an Inclusion during the taxable period at issue of Subpart F Income of a CFC engaged solely in the SpinCo Business or the Remaining Business, as applicable, (ii) in the case of an Inclusion during the taxable period at issue of Subpart F Income of a CFC engaged in both the SpinCo Business and Remaining Business during the taxable period at issue, all Subpart F Income properly allocable to the SpinCo Business (or the Remaining Business, as applicable) of the CFC to the extent distinguishable with reasonable accuracy, or (iii) to the extent not so distinguishable, the portion of the Inclusion equal to the ratio of revenue of such CFC attributable to the SpinCo Business (or the Remaining Business, as applicable) over the total revenue of such CFC.

2.7    Certain Transaction Taxes.

(a)    SpinCo Liability. SpinCo (and its Affiliates) shall be liable for, and shall indemnify and hold harmless VSI (and its Affiliates) from and against any and all liability for:

(i)    Any Tax resulting from a breach by SpinCo of any covenant or representation in this Agreement or the Separation and Distribution Agreement; and

(ii)    Any Tax-Related Losses or Tax-Related Loss Contribution for which SpinCo is responsible pursuant to Section 6.5.

(b)    VSI Liability. VSI (and its Affiliates) shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any and all liability for:

(i)    Any Tax resulting from a breach by VSI of any covenant or representation in this Agreement or the Separation and Distribution Agreement; and

(ii)    Any Tax-Related Losses or Tax-Related Loss Contribution for which VSI is responsible pursuant to Section 6.5.

(c)    Certain Transfer Taxes. Except as otherwise agreed upon by the Parties or their Affiliates, the Parties agree that any and all Transfer Taxes imposed in connection with the transfer of the SpinCo Assets from VSI to SpinCo pursuant to the Separation shall be borne equally by VSI and SpinCo. VSI shall determine the manner in which any Transfer Taxes and any corresponding transactions are reported for Tax purposes, including any position that no Transfer Taxes are due and payable and, unless otherwise required pursuant to a Final Determination, no member of the SpinCo Group shall take any action that is inconsistent with the manner in which such Transfer Taxes are reported. The Parties shall reasonably cooperate to minimize Transfer Taxes. VSI shall file (or cause to be filed) all necessary documentation with respect to such Transfer Taxes on a timely basis; provided that the SpinCo Group shall cooperate with the preparation of any such documentation and, to the extent required by applicable Tax Law, will timely file such documentation.

ARTICLE III.

PREPARATION AND FILING OF TAX RETURNS.

3.1    Responsibility for Filing. Subject to the other provisions of this Section 3, Tax Returns shall be filed when due (including extensions) by the Person that is obligated to file such Tax Returns under the Code or other applicable Tax Law (the “Filing Party”).

3.2    Preparation of Tax Returns.

(a)    General Rule for Income Tax Returns. Any Income Tax Return for (i) any Pre-Separation Completion Period or Straddle Period shall be prepared, or caused to be prepared, by VSI or a member of the VSI Group, except that SpinCo or a member of the SpinCo Group shall prepare, or cause to be prepared, all such Income Tax Returns required under the Law of Israel, and (ii) any Tax Period beginning after the Separation Completion Date shall be prepared, or caused to be prepared, by the Filing Party or a member of the Filing Party’s Group.

(b)    General Rule for Non-Income Tax Returns. With respect to any Tax Return other than an Income Tax Return for any Tax Period, such Tax Returns shall be prepared, or caused to be prepared, by the Filing Party or a member of the Filing Party’s Group; provided, however, that, Section 6.01(c) of the Employee Matters Agreement shall govern the reporting obligations of VSI and its Affiliates and SpinCo and its Affiliates expressly addressed therein.

(c)    Past Practices. Except as provided in Section 3.2(d), all Tax Returns prepared pursuant to Section 3.2(a)(i) or Section 3.2(b) (but, in the case of 3.2(b), only to the extent that such Returns reflect Taxes for which both VSI or any Affiliate of VSI, on the one hand, and SpinCo or any Affiliate of SpinCo, on the other hand, are responsible under Section 2) must be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices or unless there is no adverse effect (current or future) to VSI), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices or there is no adverse effect (current or future) to VSI), in accordance with reasonable Tax accounting practices selected by VSI.

(d)    Reporting of Transactions. The Tax treatment reported on any Tax Return of VSI, SpinCo or any of their respective Affiliates that relates to the Separation and Distribution shall be consistent with the treatment thereof in the IRS Private Letter Ruling, the Tax Opinion and the ITA Private Letter Ruling, except as otherwise required by applicable Law. To the extent there is a Tax treatment relating to the Separation and Distribution that is not covered by the IRS Private Letter Ruling, the Tax Opinion or the ITA Private Letter Ruling, then the Tax treatment shall be determined by the Responsible Party with respect to such Tax Return and the other Companies shall be deemed to agree to such Tax treatment unless (i) there is no reasonable basis for such Tax treatment, (ii) such Tax treatment is inconsistent with the Tax treatment contemplated in the IRS Private Letter Ruling, the Tax Opinion or the ITA Private Letter Ruling, except as otherwise required by applicable Law, or (iii) more favorable Tax treatment is available, as confirmed by a “should” level opinion of a Tax Advisor (which opinion and Tax Advisor shall be reasonably acceptable to the Responsible Party). Any dispute regarding such proper Tax treatment shall be referred for resolution pursuant to Section 13, sufficiently in advance of the filing date of such Tax Return (including extensions) to permit timely filing of the Tax Return; provided that, if the Tax Advisor is not able to render a final decision prior to the due date for filing the applicable Tax Return, such Tax Return shall be initially filed as prepared by the Responsible Party, but reflecting all non-disputed comments provided by the non-Responsible Party, and, as promptly as practicable after the Tax Advisor finally resolves the dispute, such Tax Return shall be amended as necessary to reflect the determination of the Tax Advisor.

3.3    Post-Distribution Actions

(a)    SpinCo Carrybacks and Claims for Refund. SpinCo hereby agrees that, unless VSI consents in writing, (i) neither SpinCo, nor any Affiliate of SpinCo, shall make or file any Adjustment Request with respect to any VSI Group Returns, and (ii) SpinCo and its Affiliates shall make or file any available elections to waive the right to claim any SpinCo Carryback arising in a Post-Separation Completion Period to any Pre-Separation Completion Period with respect to any VSI Group Returns, and neither SpinCo, nor any

Affiliate of SpinCo, shall make or file any affirmative election to claim any such SpinCo Carryback; provided, however, that SpinCo and VSI agree that any such Adjustment Request shall be made with respect to any SpinCo Carryback, upon the reasonable request of SpinCo, if such SpinCo Carryback is necessary to prevent the loss of the Tax Benefit of such SpinCo Carryback and such Adjustment Request, based on VSI’s sole determination, will cause no Tax detriment to the VSI Group or any member of the VSI Group (unless SpinCo agrees to reimburse VSI for the Tax detriment (including as a result of any disallowance in whole or in part of the SpinCo Carryback) at no net cost to VSI). Any Adjustment Request which VSI consents to make under this Section 3.3(a) shall be prepared and filed by VSI or the applicable member of the VSI Group, and SpinCo shall be responsible for any out-of-pocket expenses with respect to such request and filing.

(b)    Other Actions. Without the prior written consent of VSI, SpinCo shall not, and shall not permit any of its Affiliates, to (a) voluntarily approach any Taxing Authority regarding any Taxes related to, or arise in connection with, the Remaining Business for any Pre-Separation Completion Period, (b) propose or agree to any adjustment of any item of SpinCo or any member of the SpinCo Group with a Taxing Authority with respect to Taxes related to, or arise in connection with, the Remaining Business for any Pre-Separation Completion Period or Straddle Period if such adjustment could reasonably be expected to result in VSI being liable for any Taxes under this Agreement, (c) amend, file or re-file any Tax Return of any member of the SpinCo Group for any Pre-Separation Completion Period or Straddle Period if such action by SpinCo, or any member of the SpinCo Group, could reasonably be expected to result in VSI being liable for any Taxes under this Agreement, (d) make, change or revoke any Tax election of any member of the SpinCo Group that would have retroactive effect on Taxes related to, or arise in connection with, the Remaining Business to any Pre-Separation Completion Period, or (e) take any action after the Distribution that is outside the ordinary course of business (other than as expressly contemplated by this Agreement) relating to Taxes related to, or arise in connection with, the Remaining Business, or that could reasonably be expected to result in VSI being liable for any Taxes under this Agreement.

3.4    Basis of Transferred Assets and Apportionment of Other Tax Attributes. As soon as reasonably practicable following the completion of the Separation, VSI shall notify SpinCo in writing of the adjusted Tax basis of the assets transferred to SpinCo in the Separation and the portion, if any, of any earnings and profits, overall foreign loss or other Tax Attribute from Pre-Separation Completion Periods, including consolidated, combined or unitary Tax Attributes, which VSI determines shall be allocated or apportioned to SpinCo under applicable Tax Law. VSI shall provide reasonable timely updates to SpinCo of the adjusted Tax basis of assets and the allocation of Tax Attributes as VSI finalizes Tax Returns for the VSI Group and as adjustments, if any, are subsequently made to such Tax Returns. SpinCo and all members of the SpinCo Group shall prepare all Tax Returns in accordance with such written notice. As soon as practicable after receipt of a written request from SpinCo, VSI shall provide copies of any studies, reports, and workpapers supporting the adjusted Tax basis of the transferred assets and other Tax Attributes allocable to SpinCo. Any dispute regarding the adjusted Tax basis and apportionment of any other Tax Attribute shall be resolved pursuant to the provisions of Section 13. All Tax Returns prepared by the VSI Group and the SpinCo Group shall be consistent with the adjusted Tax basis and any allocation or apportionment as determined pursuant to this Section 3.4.

3.5    Review and Comment Rights. With respect to any Tax Return reflecting any Taxes for which a Non-Responsible Party is liable under Section 2, the Responsible Party shall provide the Non-Responsible Party with a draft of each such Tax Return for the Non-Responsible Party’s review and comment, in the case of an Income Tax Return, at least 30 days or, in the case of a Tax Return for Other Taxes, at least 15 days (or, in the case of Tax Returns for Other Taxes, such shorter period as circumstances may reasonably require) prior to the due date for filing the applicable Tax Return (including extensions). The Non-Responsible Party shall have, in the case of an Income Tax Return, ten days or, in the case of a Tax Return for Other Taxes, five days (or, in the case of Tax Returns for Other Taxes, such shorter period as circumstances may reasonably require) from receipt of such draft Tax Return to submit in writing any objection to such Tax Return, setting forth in reasonable detail the basis for any such objection, provided that any such objections shall be limited only to items for which the Non-Responsible Party is responsible under Section 4 or that reasonably could be expected to result in an indemnity obligation or right to a refund under this Agreement for the Non-Responsible Party (a “Tax Return Objection Notice”). If the Non-Responsible Party does not timely submit a Tax Return Objection Notice in accordance with the immediately preceding sentence, then the Non-Responsible Party shall be deemed to have agreed to the applicable Tax Return as prepared by the Responsible Party. If the Non-Responsible Party timely submits a Tax Return Objection Notice, then the Parties shall work together in good faith to resolve the objections raised in such notice; provided that, if the Parties are not able to resolve all objections raised in a Tax Return Objection Notice prior to the due date for filing the applicable Tax Return (including extensions), such Tax Return shall be filed as prepared by the Responsible Party, but reflecting all non-disputed comments provided by the Non-Responsible Party, and, at the Non-Responsible Party’s election, the remaining disputed items shall be referred for resolution pursuant to Section 13, in which case, after the Tax Advisor finally resolves the dispute, such Tax Return shall be amended as necessary to reflect the determination of the Tax Advisor.

ARTICLE IV.

TAX PAYMENTS.

4.1    Payment of Taxes with Respect to Any Group Return. VSI shall pay to the IRS or other applicable Tax Authority any Tax due with respect to any VSI Group Return and SpinCo shall pay to the IRS or other applicable Tax Authority any Tax due with respect to any SpinCo Group Return; provided that any such Taxes described in Section 4.3 shall be governed by Section 4.3; provided, further, that Section 6.5 shall apply with respect to payments of Tax-Related Losses and Tax-Related Loss Contributions.

4.2    Payment of Separate Company Taxes and Other Taxes. Each Company shall pay, or shall cause to be paid, to the applicable Tax Authority when due all Taxes owed by such Company or a member of such Company’s Group with respect to any

Separate Return for Income Taxes and any Return for Other Taxes, provided that any such Taxes described in Section 4.3 shall be governed by Section 4.3; provided, further, that Section 6.5 shall apply with respect to payments of Tax-Related Losses and Tax-Related Loss Contributions.

4.3    Payment of Taxes With Respect to Joint Taxes. In the case of any Tax Return reflecting Taxes for which both VSI or any Affiliate of VSI, on the one hand, and SpinCo or any Affiliate of SpinCo, on the other, are responsible under Section 2:

(a)    Computation and Payment of Tax Due. At least ten Business Days prior to any Payment Date for any Tax Return, the Responsible Party shall compute the amount of Taxes required to be paid to the applicable Tax Authority with respect to such Tax Return on such Payment Date and provide the written notice to the Non-Responsible Party reflecting the portion of Taxes allocated to the Non-Responsible Party under Section 2 of this Agreement. If the Non-Responsible Party is not a Filing Party, then such Non-Responsible Party shall pay the amount of Taxes reflected in the notice from the Responsible Party to the Filing Party at least five Business Days prior to any Payment Date for any such Tax Return. If the Non-Responsible Party is a Filing Party, then at least five Business Days prior to any Payment Date for any Tax Return, the Responsible Party shall pay to such Non-Responsible Party the amount of Taxes for which such Responsible Party is responsible under Section 2 of this Agreement. The Filing Party shall remit all Taxes due with respect to any Tax Return on or prior to any Payment Day.

(b)    Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any Tax Return, the Filing Party shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Return required to be paid as a result of such adjustment pursuant to a Final Determination. If the Filing Party is a Responsible Party with respect to such Tax Return, then such Filing Party shall compute the amount attributable to the Non-Responsible Party in accordance with Section 2 and the Non-Responsible Party shall pay to the Responsible Party any amount due to the Responsible Party within 30 days from the date of receipt of a written notice and demand from the Filing Party for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. If the Filing Party is not a Responsible Party with respect to such Tax Return, then such Filing Party shall provide a notice of adjustment to the Responsible Party within reasonable time of receipt of such notice from the applicable Tax Authority as to enable the Responsible Party to compute the amount attributable to each Group in accordance with Section 2 and the Responsible Party shall pay to the Non-responsible Party any amount due the Non-Responsible Party (who is the Filing Party) within 30 days from the date of receipt of a written notice and demand from the Filing Party for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Any payments required under this Section 4.3(b) shall include interest computed at the Prime Rate based on the number of days from the date the additional Tax was paid by the Filing Party to the date of the payment under this Section 4.3(b).

4.4    Indemnification Payments. All indemnification payments under this Agreement shall be made by VSI or SpinCo, as applicable, directly to VSI, or SpinCo, as applicable, and all such payments shall, to the extent applicable, be treated by VSI, SpinCo and their respective Affiliates in the manner set forth in Section 12; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, any member of the VSI Group, on the one hand, may make such indemnification payment to any member of the SpinCo Group, on the other hand, and vice versa; provided such indemnification payment will be made on behalf of VSI or SpinCo, as may be applicable, and Section 12.1 will continue to apply to such indemnification payment.

4.5    Recomputations. Notwithstanding anything to the contrary set forth in this Agreement, if one Party makes a payment on account of Taxes to another Party under this Agreement, including with respect to a Tax indemnified against, and the amount of such payment, because of an amended Return, Tax Authority adjustment, Final Determination, carryover of a Tax Item or otherwise, would be increased or decreased if computed at a later date, at the written request of either Party, the Parties shall recompute such payment at such later date and an appropriate adjusting payment shall be made between the Parties promptly following such recomputation.

4.6    Sections 6.01(c), 7.03, and 7.07 of the Employee Matters Agreement shall govern the payment of Taxes, reimbursements and procedure for the indemnification payments expressly addressed therein.

ARTICLE V.

TAX BENEFITS.

5.1    General. Except as set forth below, VSI shall be entitled to any refund or portion thereof (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which VSI is liable hereunder, SpinCo shall be entitled to any refund or portion thereof (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which SpinCo is liable hereunder, and a Company receiving a refund (including any credit or offset in lieu of such refund) to which another Company is entitled (in whole or in part) hereunder shall pay over such refund or portion thereof (net of charges imposed on the Company receiving the refund) to such other Company within 30 days after such refund is received (together with interest computed at the Prime Rate based on the number of days from the date the refund was received to the date the refund was paid over).

5.2    Reimbursements. If a member of a Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the other Group is liable hereunder (or to any Tax Attribute of a member of the other Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis (treating any such Tax Benefit as the last item claimed for the taxable year, including after the utilization of any available net operating loss carryforwards)), the Party whose Group realized such Tax Benefit shall make a payment to the other Party within 30 days following such actual realization of the

Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment) plus interest on such amount computed at the Prime Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this Section 5.2. For the avoidance of doubt, a Tax Benefit is actually realized when the amount of Tax payable is reduced below the amount that would otherwise be payable without the Tax Benefit.

5.3    Cooperation. If as a result of (x) an assessment by a Tax Authority, (y) an amended Return or (z) otherwise, there is an increase in Taxes for which one Group is liable hereunder because of additional income, reduction in a Tax Attribute or otherwise, then the other Group shall at the request of the first Group file an amended Return or otherwise pursue any Tax Benefits claim available to the other Group as a result of the Tax adjustment to the first Group, provided that the first Group has furnished the other Group with (i) an opinion of a Tax Advisor reasonably satisfactory to the other Group to the effect that it is at least more likely than not that the other Group will prevail in obtaining Tax Benefits or otherwise reducing the Taxes of the other Group because of the Tax adjustment to the first Group, and (ii) an acknowledgement that the first Group will reimburse the other Group for all reasonable out-of-pocket expenses incurred by the other Group in connection with making such Tax Benefit claim.

ARTICLE VI.

TAX-FREE STATUS.

6.1    Tax Opinion and Tax Materials.

(a)    General. Each of SpinCo and VSI hereby represents and agrees for itself and on behalf of its Affiliates that (i) it has reviewed the Tax Materials and, subject to any qualifications therein, all information contained in such Tax Materials that concerns or relates to such Company or any member of its respective Group or other Affiliate will be true, correct and complete, from the time presented or made through the Separation Completion Date and thereafter as relevant, (ii) it is unaware of any fact or circumstance that is inconsistent with the Tax Materials or the conclusions of the Tax Opinion, and (iii) no member of its respective Group or other Affiliate has any plan or intention to take any action or fail to take any action if such action or failure to act would be inconsistent with the Tax Materials or would be a Restricted Action.

6.2    Restrictions on SpinCo. The following actions listed in Sections 6.2(a), (b), and (c) shall constitute Restricted Actions in respect of SpinCo.

(a)    General. SpinCo taking, failing to take, or permitting any SpinCo Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any information, statement, representation, undertaking or covenant in the Tax Materials or in the Tax Opinion.

(b)    ATB. SpinCo failing to continue to be engaged in the SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code at any time from the date hereof until the first day after the three-year anniversary of the Separation Completion Date (such period, the “Restriction Period”).

(c)    Additional Restricted Actions. Any of the following actions by SpinCo during the Restriction Period (except, in the case of clauses (vii) through (ix), during the two-year period commencing on the Separation Completion Date): (i) entry into any Proposed Acquisition Transaction or, to the extent SpinCo has the right to prohibit (or cause to be prohibited) any Proposed Acquisition Transaction involving SpinCo, permitting any Proposed Acquisition Transaction to occur or otherwise providing its approval or board of directors’ recommendation to a Proposed Acquisition Transaction involving SpinCo, (ii) merging or consolidating with any other Person or liquidating or partially liquidating, (iii) in a single transaction or series of transactions selling or transferring, or causing its Affiliates to sell or transfer, (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to SpinCo, directly or indirectly, pursuant to the Separation or selling or transfer 30% or more of the gross assets of the SpinCo Active Trade or Business or 30% or more of the consolidated gross assets of the SpinCo Group (such percentages to be measured based on fair market value as of the Distribution Date), (iv) redeeming or otherwise repurchasing (directly or through a SpinCo Affiliate) any SpinCo Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (v) amending its certificate of incorporation (or other organizational documents), or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo Capital Stock (including through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock), (vi) taking any other action or actions which in the aggregate (and taking into account any other transactions described in this subparagraph (c)) otherwise results in one or more Persons (whether or not acting in concert) acquiring directly or indirectly stock representing a Fifty-Percent or Greater Interest in SpinCo, (vii) the transfer by SpinCo of its rights in Cognyte Software LP and Cognyte Systems Ltd., (viii) the transfer by Cognyte Software LP of its rights in Cognyte Technology Israel Ltd., or (ix) the issuance of additional rights or shares in either Cognyte Software LP or Cognyte Systems Ltd.

(d)    Certain Issuances of SpinCo Capital Stock. If SpinCo proposes to enter into any transaction or series of transactions that is not a Proposed Acquisition Transaction, but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were twenty-five percent (25%) or greater instead of Fifty Percent or Greater Interest (an “Acquisition Transaction”) or, to the extent SpinCo has the right to prohibit (or cause to be prohibited) any Acquisition Transaction, proposes to permit any Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the Restriction Period, SpinCo shall provide VSI, no later than ten (10) days prior to the signing of any written agreement with respect to such Acquisition Transaction, with a written description of such transaction (including the type and amount of SpinCo Capital Stock, as the case may be, to be issued in such transaction) and a certificate of the Board of Directors of SpinCo to the effect that the Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 6.2(c) apply (a “Board Certificate”).

(e)    SpinCo Internal Restructuring. SpinCo shall provide written notice to VSI describing any internal restructuring proposed to be taken during or with respect to any Tax Period (or portion thereof) during the Restriction Period and shall consult with VSI regarding any such proposed actions reasonably in advance of taking any such proposed actions and shall consider in good faith any comments from VSI relating thereto.

6.3    Restrictions on VSI. The following actions listed in Sections 6.3(a), (b) and (c) shall constitute Restricted Actions in respect of VSI.

(a)    General. VSI taking, failing to take, or permitting any VSI Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any information, statement, representation, undertaking or covenant in the Tax Materials or in the Tax Opinion.

(b)    ATB. VSI failing to continue to be engaged in the VSI Active Trade or Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code at any time during the Restriction Period.

(c)    Additional Restricted Actions. Any of the following actions by VSI during the Restriction Period: (i) entering into any Proposed Acquisition Transaction or, to the extent VSI has the right to prohibit any Proposed Acquisition Transaction involving VSI, permitting any Proposed Acquisition Transaction to occur or otherwise provide its approval or board of directors’ recommendation to a Proposed Acquisition Transaction involving VSI, (ii) merging or consolidating with any other Person or liquidating or partially liquidating, (iii) in a single transaction or series of transactions selling or transferring, or causing its Affiliates to sell or transfer, (other than sales or transfers of inventory in the ordinary course of business) 30% or more of the gross assets of the VSI Active Trade or Business or 30% or more of the consolidated gross assets of the VSI Group (such percentages to be measured based on fair market value as of the Distribution Date), (iv) redeeming or otherwise repurchasing (directly or through a VSI Affiliate) any VSI Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (v) amending its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of VSI Capital Stock (including through the conversion of one class of VSI Capital Stock into another class of VSI Capital Stock) or (vi) taking any other action or actions which in the aggregate (and taking into account any other transactions described in this subparagraph (c)) otherwise results in one or more Persons (whether or not acting in concert) acquiring directly or indirectly stock representing a Fifty-Percent or Greater Interest in VSI.

6.4    Procedures Regarding Opinions and Rulings

(a)    If, during the portion of the Restriction Period beginning on or after the first day following the two-year anniversary of the Separation Completion Date, SpinCo notifies VSI that it desires to take one of the actions described in clauses (i) through (vi) of Section 6.2(c) (a “Notified Action”), VSI and SpinCo shall reasonably cooperate to attempt to obtain any private letter ruling and/or an Unqualified Tax Opinion referred to in Section 6.4(b), as necessary (determined by VSI in its sole discretion) to confirm the Tax-Free Status of the Separation and Distribution notwithstanding such Notified Action, unless VSI shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.

(b)    Rulings or Unqualified Tax Opinions at SpinCo’s Request. At the reasonable request of SpinCo pursuant to Section 6.4(a), VSI shall cooperate with SpinCo and use commercially reasonable efforts to seek to obtain, as expeditiously as reasonably practicable, any necessary private letter ruling from the IRS (or, if applicable, a supplemental private letter ruling) or an Unqualified Tax Opinion and any necessary private letter ruling from the ITA (or, if applicable, a supplemental private letter ruling) for the purpose of permitting SpinCo to take the Notified Action. Further, in no event shall VSI be required to file any request for a private letter ruling under this Section 6.4(b) unless SpinCo (i) represents that it has reviewed such request, and all information and representations, if any, relating to any member of the SpinCo Group, contained in such request (or in any documents relating thereto) are (subject to any qualifications therein) true, correct and complete, and (ii) agrees to indemnify VSI for any liability arising from such representations and information being untrue, incorrect or incomplete. SpinCo shall reimburse VSI for all reasonable costs and expenses incurred by the VSI Group in preparing and filing any such request and in obtaining a private letter ruling or Unqualified Tax Opinion requested by SpinCo within ten (10) business days after receiving an invoice from VSI therefor.

(c)    Rulings or Unqualified Tax Opinions at VSI’s Request. VSI shall have the right to seek a private letter ruling from the IRS and/or ITA (or, if applicable, a supplemental private letter ruling) concerning any transaction (including the impact of any transaction thereon) or an Unqualified Tax Opinion (or other opinion of a Tax Advisor with respect to any of the transaction) at any time in its sole and absolute discretion. If VSI determines to seek such a private letter ruling or an Unqualified Tax Opinion (or other opinion), SpinCo shall (and shall cause each Affiliate of SpinCo to) cooperate with VSI and take any and all actions reasonably requested by VSI in connection with obtaining the private letter ruling or Unqualified Tax Opinion (or other opinion) (including, without limitation, by making any representation or covenant or providing any materials or information requested by the IRS, ITA or Tax Advisor; provided that SpinCo shall not be required to make (or cause any Affiliate of SpinCo to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control). VSI and SpinCo shall each bear its own costs and expenses in preparing and filing any such request and in obtaining such a private letter ruling or an Unqualified Tax Opinion (or other opinion) requested by VSI.

(d)    Control over Ruling Process. SpinCo hereby agrees that VSI shall have sole and exclusive control over the process of obtaining any private letter ruling, and that only

VSI shall apply for such a private letter ruling. In connection with obtaining a private letter ruling pursuant to Section 6.4(b), VSI shall (i) keep SpinCo informed in a timely manner of all material actions taken or proposed to be taken by VSI in connection therewith; (ii) (A) reasonably in advance of the submission of any documents relating to the request for such private letter ruling, provide SpinCo with a draft copy thereof, (B) reasonably consider SpinCo’s comments on such draft copy, and (C) provide SpinCo with a final copy; and (iii) provide SpinCo with notice reasonably in advance of, and SpinCo shall have the right to attend, any formally scheduled meetings with the IRS or ITA (subject to the approval of the IRS or ITA, as applicable) that relate to such private letter ruling. Neither SpinCo nor any SpinCo Affiliate directly or indirectly controlled by SpinCo shall seek any guidance from the IRS, ITA or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the Separation or Distribution.

6.5    Liability for Tax-Related Losses and Tax-Related Loss Contribution.

(a)    VSI. VSI (and its Affiliates) shall be responsible for, and shall indemnify and hold harmless SpinCo, Affiliates of SpinCo, and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any: (1) Tax-Related Losses that are attributable to or result from any one or more of the following: (i) the acquisition of all or a portion of VSI Capital Stock and/or its assets (and/or any of its Affiliate’s stock or assets) by any Person, (ii) any negotiations, understandings, agreements or arrangements by or on behalf of VSI with respect to transactions or events (including stock issuances or option grants) or a series of transactions or events that cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly stock of VSI representing a Fifty-Percent or Greater Interest therein, (iii) any action or failure to act by VSI after the Distribution (including any amendment to VSI’s certificate of incorporation) affecting the voting rights of VSI stock, or (iv) any act or failure to act by VSI or any VSI Affiliate which constitutes a Restricted Action (collectively, a “VSI Listed Action”); provided, however, that (i) a VSI Listed Action will not be considered a VSI Listed Action to the extent such action is determined in a private letter ruling or Unqualified Tax Opinion pursuant to Section 6.4(c) not to affect the Tax-Free Status of the Separation or Distribution, or violate any representation or requirement, or otherwise adversely affect any conclusion, set forth in the Tax Opinion, the IRS Private Letter Ruling or the ITA Private Letter Ruling; and (ii) VSI shall not be liable under this Section 6.5(a) for any Tax-Related Losses that are attributable to or result from any VSI Listed Action that is an Unapproved VSI Action; and (2) Tax-Related Loss Contribution allocable to VSI under Section 6.5(c).

(b)    SpinCo. SpinCo (and its Affiliates) shall be responsible for, and shall indemnify and hold harmless VSI, Affiliates of VSI, and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any: (1) Tax-Related Losses that are attributable to or result from any one or more of the following: (i) the acquisition of all or a portion of SpinCo Capital Stock and/or its assets (and/or any of its Affiliate’s stock or assets) by any Person, (ii) any negotiations, understandings, agreements or arrangements by or on behalf of SpinCo with respect to transactions or events (including stock issuances or option grants) or a series of transactions or events that cause the Distribution to be treated as part of a plan pursuant to which one or more

Persons acquire directly or indirectly stock of SpinCo representing a Fifty-Percent or Greater Interest therein, (iii) any action or failure to act by SpinCo after the Distribution (including any amendment to SpinCo’s certificate of incorporation) affecting the voting rights of SpinCo stock, (iv) any act or failure to act by SpinCo or any SpinCo Affiliate which constitutes a Restricted Action, or (v) any breach by SpinCo of its agreement and representation set forth in Section 6.1(a) (collectively, a “SpinCo Listed Action”); provided, however, that a SpinCo Listed Action will not be considered a SpinCo Listed Action to the extent such action is determined in a private letter ruling or Unqualified Tax Opinion pursuant to Section 6.4(a) not to affect the Tax-Free Status of the Separation or Distribution, or violate any representation or requirement, or otherwise adversely affect any conclusion, set forth in the Tax Opinion, the IRS Private Letter Ruling or the ITA Private Letter Ruling; (2) Tax-Related Loss Contribution allocable to SpinCo under Section 6.5(c); and (3) Taxes attributable to or resulting from failure by SpinCo or any of its Affiliates to comply with Section 3.2(d) or Section 3.3.

(c)    VSI and SpinCo. If Tax-Related Losses occur and neither VSI nor SpinCo is responsible for any Tax-Related Losses under paragraph (a) or paragraph (b) of this Section 6.5, as applicable, each Party shall bear an equal proportion of such Tax-Related Losses after reducing such Tax-Related Losses by the amount of any Tax Benefit actually realized as a result of the Tax-Related Losses by either or both Parties in the taxable year of such Tax-Related Losses (determined on a with-or-without basis) (each such proportion of the Tax-Related Losses, a “Tax-Related Loss Contribution”).

(d)    Payments. Payments of amounts for Tax-Related Losses allocated under this Section 6.5 shall be paid by SpinCo or VSI, as applicable, to the Party which paid the Tax-Related Loss to a Tax Authority, with such indemnity being payable within two (2) Business Days after such payment, and shall be treated in the manner set forth in Section 12.

6.6    Protective Section 336(e) and 338(g) Elections. If VSI determines, in its sole discretion, that one or more protective elections under Section 336(e) and 338(g) of the Code (each, a “Protective Election”) shall be made with respect to the Separation and/or the Distribution, SpinCo shall (and shall cause any relevant member of the SpinCo Group to) join with VSI (and/or any relevant member of the VSI Group, as applicable) in the making of any such election and shall take any action reasonably requested by VSI or that is otherwise necessary to give effect to any such election (including making any other related election). If any Protective Election is made with respect to the Separation or Distribution, then this Agreement shall be amended in a manner as is determined by VSI in good faith to take into account such Protective Election, including by requiring that, in the event that the Separation and/or Distribution fails to have Tax-Free Status and VSI is not entitled to indemnification for all Tax-Related Losses arising from such failure, SpinCo shall pay over to VSI any Tax Benefit resulting from the relevant Protective Election(s) within thirty (30) days of SpinCo (or any member of the SpinCo Group) realizing such Tax Benefit in cash. For purposes of calculating the amount and timing of realization of any Tax Benefit that SpinCo is required to pay over to VSI pursuant to the preceding sentence, Tax Benefits shall be calculated by assuming that SpinCo and each member of the SpinCo Group have no Tax Attributes (other than the relevant step-up in Tax basis resulting from the relevant Protective Election(s)) in any relevant Tax Period.

ARTICLE VII.

ASSISTANCE AND COOPERATION.

7.1    Assistance and Cooperation. The Companies shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Companies and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for, and amount of, any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding relating to Taxes assessed or proposed to be assessed.

7.2    Tax Return Information.

(a)    General. Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare Tax Returns, including information concerning any Tax Attributes that were allocated pursuant to this Agreement. Any information or documents that the Responsible Party requires in order to prepare such Tax Returns shall be provided in such form as the Responsible Party reasonably requests and in sufficient time for the Responsible Party to file such Tax Returns on a timely basis. Notwithstanding anything to the contrary in this Agreement, neither SpinCo nor any Affiliate of SpinCo shall be entitled to review any Tax Return, Tax workpapers, financial statements or books and records of VSI or any of its Affiliates (other than actual or pro-forma Tax Returns of members of the SpinCo Group) for any purpose.

(b)    Rulings and Supplemental Tax Opinions. If SpinCo or VSI requests the assistance of any other person in obtaining a Ruling or supplemental tax opinion, reasonable assistance (including delivery of customary or reasonable representations through an officer’s certificate not to be inconsistent with the Tax Materials) will be rendered as expeditiously as possible. The requesting Party shall bear all reasonable out-of-pocket costs and expenses incurred by the other Party in connection with obtaining such a Ruling or supplemental tax opinion, with payment due within ten Business Days after receiving an invoice therefor.

7.3    Confidentiality. Any information or documents provided under this Section 7 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. No Party shall be required to provide any other Person with any information and documentation requested under this Section 7 if the provision of such information or documentation would result in a waiver of attorney-client privilege or other applicable privilege or protection or would violate any Law.

ARTICLE VIII.

TAX RECORDS.

(a)    VSI shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Separation Completion Periods, and VSI shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Separation Completion Periods until seven (7) years after the Separation Completion Date. After such date occurs, VSI may dispose of such Tax Records, unless SpinCo provides a written notice 90 days prior to such date that it will, at its cost and expense, copy or remove, within such 90-day period, all or part of such Tax Records.

(b)    SpinCo shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Separation Completion Periods, and SpinCo shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Separation Completion Periods until seven (7) years after the Separation Completion Date. After such date occurs, SpinCo may dispose of such Tax Records, unless VSI provides a written notice 90 days prior to such date that it will, at its cost and expense, copy or remove, within such 90-day period, all or part of such Tax Records.

ARTICLE IX.

TAX CONTESTS.

9.1    Notice. Within ten days after a Company becomes aware of a Tax Contest that may give rise to Taxes for which another Company is responsible pursuant to this Agreement, such Company shall notify the other Company of such Tax Contest. Such notice shall provide that the notifying Company may seek indemnification from the other Company under this Agreement and shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. A failure of a Company to comply with this Section 9.1 shall not relieve the indemnifying party of its indemnification obligation under this Agreement, except to the extent such failure materially prejudices the ability of the indemnifying party to contest the liability for the relevant Tax or increases the amount of such liability.

9.2    Control of Tax Contests.

(a)    Separate Company Taxes. In the case of any Tax Contest with respect to any Separate Return for Income Taxes, the Filing Party shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 9.2(e), (f), (g), and (h).

(b)    VSI Group Return. In the case of any Tax Contest with respect to any VSI Group Return, VSI shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 9.2(e), (f), (g), and (h).

(c)    SpinCo Group Return. In the case of any Tax Contest with respect to any SpinCo Group Return, other than any SpinCo Separate Return, SpinCo shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 9.2(e), (f), (g), and (h).

(d)    Other Taxes. In the case of any Tax Contest with respect to any Other Taxes (i) VSI shall control the defense or prosecution of the portion of the Tax Contest directly and exclusively related to any VSI Adjustment, including settlement of any such VSI Adjustment and (ii) SpinCo shall control the defense or prosecution of the portion of the Tax Contest directly and exclusively related to any SpinCo Adjustment, including settlement of any such SpinCo Adjustment, and (iii) VSI and SpinCo shall jointly control the defense or prosecution of adjustments for which VSI, SpinCo or any of their Affiliates could each be liable and any and all administrative matters not directly and exclusively related to any VSI Adjustment or SpinCo Adjustment.

(e)    Tax-Related Losses and Tax-Related Loss Contributions. Either VSI or SpinCo shall have exclusive control over the Tax Contest involving any Tax Adjustment proposed, asserted or assessed pursuant to any Tax Contest relating to or involving any Tax-Related Losses to the extent such Party is allocated such Tax under Section 6.4(a) or (b), respectively, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 9.2(f), (g), (h) and (i). VSI and SpinCo shall jointly control any Tax Contest relating to or involving Tax-Related Loss Contributions allocated under Section 6.5(c).

(f)    Settlement Rights. For Tax Contests other than those that are jointly controlled by the Parties pursuant to Section 9.2(e), unless waived by the Non-Controlling Party in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment (or any payment under Section 5) to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; (v) the Controlling Party shall defend such Tax Contest diligently and in good faith; and (vi) the Controlling Party shall not settle or compromise such Tax Contest without the prior written consent of the Non-Controlling Party (not to be unreasonably withheld, conditioned or delayed). The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was materially prejudiced by such failure. In the case of any Tax Contest described in Section 9.2(a), (b), (c), or (e), “Controlling Party” means the Company entitled to control the Tax Contest under such Section and “Non-Controlling Party” means the other Company or Companies.

(g)    Tax Contest Participation. Unless waived by the Non-Controlling Party in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right (at its own expense) to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment (or any payment under Section 5) to the Controlling Party under this Agreement. The failure of the Controlling Party to provide any notice specified in this Section 9.2(g) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was materially prejudiced by such failure.

(h)    Power of Attorney. SpinCo shall execute and deliver (or cause any member of the SpinCo Group to deliver) and VSI shall execute and deliver (or cause any member of the VSI Group to deliver) any power of attorney or other similar document reasonably requested by any other Party that is the Controlling Party in connection with any Tax Contest described in this Section 9.

(i)    Cooperation. The Parties will cooperate and act in good faith with each other in the conduct of Tax Contests as reasonably requested by either of them, including (i) the retention and provision on a timely basis of books, records, documentation or other information relating to such Tax Contest, (ii) the filing or execution of any document that may be necessary or reasonably helpful in connection with the Tax Contest, (iii) the use of commercially reasonable efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the Tax Contest and (iv) the making of its employees and facilities reasonably available on a mutually convenient basis to facilitate such cooperation.

ARTICLE X.

EFFECTIVE DATE.

This Agreement shall be effective as of the Distribution Date.

ARTICLE XI.

SURVIVAL.

This Agreement shall remain in force and be binding so long as the applicable period for assessments or collections of Tax or the right to claim or use any Tax Benefit (including extensions) remains unexpired for any Taxes or Tax Benefits contemplated by, or indemnified against in, this Agreement plus two years; provided that to the extent a claim for indemnification is made prior to the expiration of this Agreement, this Agreement shall survive until such claim is finally resolved.

ARTICLE XII.

TREATMENT OF PAYMENTS.

12.1    General. In the absence of any change in Tax treatment under the Code or other applicable Tax Law, any indemnity payment between SpinCo and VSI made under this Agreement, including pursuant to Section 2, 3.3, 3.4 or 6.5, and any Tax Benefit payment made under this Agreement, including pursuant to Section 5, shall be treated, for all Tax purposes, as made immediately before the Distribution as a distribution (or, as context requires, an assumption of a liability under the Separation and Distribution Agreement or otherwise) by SpinCo to (or an assumption of a liability from) VSI or as a contribution by VSI to SpinCo, as appropriate. To the extent one Company makes a payment of interest to another Company relating to a payment of Tax under this Agreement, the interest payment shall be treated as interest expense to the payor and as interest income by the recipient and the amount of such payment shall not be adjusted to take into account any associated Tax Benefit to the payor or increase in Tax to the recipient.

12.2    After-Tax Basis. All indemnity payments under this Agreement, including pursuant to Section 2, 3.3, 3.4 or 6.5, shall be (i) increased to take account of any net Tax cost actually incurred by the indemnified party arising from the receipt or accrual of indemnity payments (grossed up for such increase) and (ii) reduced to take account of any net Tax Benefit actually realized by the indemnified party arising from the incurrence or payment of any amount or other loss indemnified against. In computing the amount of any such Tax cost or Tax Benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit, including the utilization of any available net operating loss carryforwards, before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any amount or other loss indemnified against hereunder. For purposes of this Section 12.2, an indemnified party shall be deemed to have “actually incurred” or “actually realized” a net

Tax cost or a net Tax Benefit to the extent that, and at such time as, the amount of Taxes payable (including Taxes payable on an estimated basis) by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such amount indemnified against as the case may be. The Companies shall make any adjusting payment between each other as is required under this Section 12.2 within ten (10) days of the date an indemnified party is deemed to have actually realized or actually incurred each net Tax Benefit or net Tax cost. The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination with respect to the indemnified party’s liability for Taxes and any payments necessary to reflect such adjustment shall be made within ten (10) days of such determination.

ARTICLE XIII.

DISAGREEMENTS.

13.1    General Procedures. The Companies will use commercially reasonable efforts to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement (including those, if any, relating to the interpretation, implementation or compliance with the provisions of this Agreement). In furtherance thereof, in the event of any dispute or disagreement with respect to this Agreement (a “Tax Matters Dispute”) between any member of the VSI Group and any member of the SpinCo Group, the Tax departments of the Companies (and their advisers if requested) shall negotiate in good faith to resolve the Tax Matters Dispute. In the event that such good faith negotiations do not resolve the Tax Matters Dispute, any one of the Parties that is a party to the dispute may by delivering a request in writing to the other(s), subject the Tax Matters Dispute to the procedures set forth in Section 13.2.

13.2    Tax Advisor Resolution. In the case of any Tax Matters Dispute governed by this Section 13.2, the disputing Parties shall appoint a Tax Advisor to resolve such dispute. In this regard, the Tax Advisor shall make determinations with respect to the disputed items based solely on representations and factual submissions made by the Parties to the Tax Matters Dispute and their respective representatives, and shall not conduct an independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Tax Advisor to resolve any Tax Matters Dispute submitted no later than thirty (30) Business Days after submission of such dispute to the Tax Advisor, but (unless otherwise mutually agreed by the Parties) in no event later than the due date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Tax Advisor with respect thereto shall be final and conclusive and binding on the Parties. The Tax Advisor shall resolve any and all Tax Matters Disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with Past Practices, except as otherwise required by applicable Tax Law. The Parties shall require the Tax Advisor to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Tax Advisor shall be borne equally by the prevailing Party or Parties, on the one hand, and the non-prevailing Party or Parties, on the other.

ARTICLE XIV.

LATE PAYMENTS.

Except as otherwise provided in this Agreement, any amount owed by one Company to another Company under this Agreement that is not paid when due shall bear interest from the due date until paid at the Prime Rate plus two percent, compounded semiannually.

ARTICLE XV.

EXPENSES.

Except as otherwise provided in this Agreement, each Company and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

ARTICLE XVI.

GENERAL PROVISIONS.

16.1    No Duplication of Payment. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require a Company to make any payment attributable to any indemnification for Taxes or payment of Taxes hereunder, or to any Tax Benefit, for which payment has previously been compensated by such Company or another Company hereunder.

16.2    Subsidiaries. If, at any time, VSI or SpinCo acquires or creates one or more subsidiaries that are includable in the VSI Group or the SpinCo Group, as applicable, they shall be subject to this Agreement and all references to the VSI Group or the SpinCo Group herein shall thereafter include a reference to such subsidiaries. VSI and SpinCo shall each cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Affiliate or subsidiary (direct or indirect) of such Company.

ARTICLE XVII.

MISCELLANEOUS.

17.1    Counterparts; Entire Agreement; Corporate Power; Facsimile Signatures.

(a)    This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

(b)    This Agreement, together with the Separation and Distribution Agreement and the other Ancillary Agreements, contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

(c)    Each Party represents and warrants to the other Party as follows:

(i)    it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)    this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

17.2    Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the Laws of the State of Delaware without regard to rules of conflicts of laws.

17.3    Binding Effect; Assignability. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

17.4    No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective Subsidiaries, Affiliates, successors and assigns and will not be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement. The Parties agree that each SpinCo Indemnitee and CES Indemnitee who is not a party to this Agreement is an intended third party beneficiary of the indemnification provisions of this Agreement.

17.5    Notices. All notices, requests and other communications to any party hereunder will be in writing and will be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to VSI, to:

Verint Systems Inc.

175 Broadhollow Road

Melville, New York 11747

Attention: Chief Administrative Officer

Email: peter.fante@verint.com

If to SpinCo to:

Cognyte Software Ltd

33 Maskit

Herzliya Pituach 4673333

Israel

Attention: Ziv Levi, Chief Legal Officer

Email: ziv.levi@cognyte.com

A Party may, by notice to the other Party, change the address to which such notices are to be given. All such notices, requests and other communications will be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding business day in the place of receipt.

17.6    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties will negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

17.7    Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

17.8    Waivers of Default; Remedies Cumulative. Waiver by a Party of any default by another Party of any provision of this Agreement will not be deemed a waiver by the waiving Party of any subsequent or other default, nor will it prejudice the rights of another Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

17.9    Amendments. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

17.10    Interpretation. In this Agreement (a) words in the singular will be deemed to include the plural and vice versa and words of one gender will be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this

Agreement as a whole (including all of the Annexes hereto) and not to any particular provision of this Agreement; (c) Annex, Article, Section, Schedule and Exhibit references are to the Annexes, Articles, Sections, Schedules and Exhibits to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement) will be deemed to include the exhibits, schedules and annexes to such agreement; (e) references to “$” will mean U.S. dollars; (f) the word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified; (g) the word “or” will not be exclusive; (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; (i) references to “written” or “in writing” include in electronic form; (j) references to “business day” will mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States or Israel, as the context requires; (k) references herein to this Agreement or any other agreement contemplated herein will be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; and (l) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import will all be references to the date set forth in the Preamble.

17.11    Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither SpinCo or any other member of the SpinCo Group, on the one hand, nor VSI or any other member of the CES Group, on the other hand, will be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other (other than any such damages awarded to a Third Party with respect to a Third-Party Claim).

17.12    Performance. VSI will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the CES Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group.

17.13    Mutual Drafting. This Agreement will be deemed to be the joint work product of the Parties, and any rule of construction that a document will be interpreted or construed against a drafter of such document will not be applicable.

[Signatures on Following Page]

IN WITNESS WHEREOF, each party has caused this Agreement to be executed on its behalf by a duly authorized representative on the date first set forth above:

VERINT SYSTEMS INC.

By:	/s/ Douglas E. Robinson
Name: Douglas E. Robinson
Title: Chief Financial Officer

COGNYTE SOFTWARE LTD.

By:	/s/ David Abadi
Name: David Abadi
Title: Chief Financial Officer